Exhibit 99.1

Contacts:
ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

Lic. David Barlow +52-55-5284-0483 dbarlow@asur.com.mx

ASUR Announces Total Passenger Traffic for February 2026

Passenger traffic increased year-on-year by 4.7% in Colombia and 1.6% in México, and decreased by 2.1% in Puerto Rico

Mexico City, March 5, 2026 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for February 2026 reached a total of 5.7 million passengers, representing an increase of 1.6% compared to February 2025.

Passenger traffic showed year-on-year increases of 4.7% in Colombia and 1.6% in México, while it decreased 2.1% in Puerto Rico. Colombia's growth was driven by increases of 4.6% in domestic traffic and 5.2% in international traffic. Mexico experienced an increase of 3.4% in international traffic, while domestic traffic decreased by 1.0%. Puerto Rico saw a 3.1% increase in international traffic that was offset by a 2.7% decrease in domestic traffic.

All figures in this release reflect comparisons between February 1 to 28, 2026 and from February 1 to 28, 2025. Figures exclude transit and general aviation passengers in Mexico and Colombia.

Passenger Traffic Summary
	February		% Chg	Year to date		% Chg
	2025	2026		2024	2025
Mexico	3,328,265	3,380,228	1.6	7,042,417	7,128,665	1.2
Domestic Traffic	1,375,440	1,361,182	(1.0)	2,987,321	2,954,402	(1.1)
International Traffic	1,952,825	2,019,046	3.4	4,055,096	4,174,263	2.9
San Juan, Puerto Rico	1,068,916	1,046,277	(2.1)	2,285,084	2,236,855	(2.1)
Domestic Traffic	956,531	930,447	(2.7)	2,038,167	1,984,093	(2.7)
International Traffic	112,385	115,830	3.1	246,917	252,762	2.4
Colombia	1,230,431	1,288,534	4.7	2,726,357	3,008,268	10.3
Domestic Traffic	946,659	990,060	4.6	2,058,454	2,305,744	12.0
International Traffic	283,772	298,474	5.2	667,903	702,524	5.2
Total Traffic	5,627,612	5,715,039	1.6	12,053,858	12,373,788	2.7
Domestic Traffic	3,278,630	3,281,689	0.1	7,083,942	7,244,239	2.3
International Traffic	2,348,982	2,433,350	3.6	4,969,916	5,129,549	3.2

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Mexico Passenger Traffic
		February		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		1,375,440	1,361,182	(1.0)	2,987,321	2,954,402	(1.1)
CUN	Cancun	680,189	630,468	(7.3)	1,493,653	1,374,074	(8.0)
CZM	Cozumel	16,059	16,151	0.6	36,138	37,562	3.9
HUX	Huatulco	49,056	46,090	(6.0)	106,249	100,738	(5.2)
MID	Merida	248,115	271,434	9.4	526,843	587,389	11.5
MTT	Minatitlan	10,861	9,359	(13.8)	23,558	20,732	(12.0)
OAX	Oaxaca	117,554	115,498	(1.7)	254,609	248,263	(2.5)
TAP	Tapachula	37,838	37,853	0.0	85,028	81,656	(4.0)
VER	Veracruz	116,775	125,772	7.7	243,615	268,787	10.3
VSA	Villahermosa	98,993	108,557	9.7	217,628	235,201	8.1
International Traffic		1,952,825	2,019,046	3.4	4,055,096	4,174,263	2.9
CUN	Cancun	1,809,498	1,868,343	3.3	3,755,093	3,857,232	2.7
CZM	Cozumel	47,145	46,668	(1.0)	93,684	93,218	(0.5)
HUX	Huatulco	26,099	29,267	12.1	52,996	59,961	13.1
MID	Merida	34,932	38,726	10.9	72,685	80,159	10.3
MTT	Minatitlan	391	543	38.9	1,216	1,391	14.4
OAX	Oaxaca	21,657	20,060	(7.4)	48,208	47,820	(0.8)
TAP	Tapachula	1,779	1,765	(0.8)	3,112	3,987	28.1
VER	Veracruz	8,629	10,828	25.5	22,314	24,307	8.9
VSA	Villahermosa	2,695	2,846	5.6	5,788	6,188	6.9
Traffic Total Mexico		3,328,265	3,380,228	1.6	7,042,417	7,128,665	1.2
CUN	Cancun	2,489,687	2,498,811	0.4	5,248,746	5,231,306	(0.3)
CZM	Cozumel	63,204	62,819	(0.6)	129,822	130,780	0.7
HUX	Huatulco	75,155	75,357	0.3	159,245	160,699	0.9
MID	Merida	283,047	310,160	9.6	599,528	667,548	11.3
MTT	Minatitlan	11,252	9,902	(12.0)	24,774	22,123	(10.7)
OAX	Oaxaca	139,211	135,558	(2.6)	302,817	296,083	(2.2)
TAP	Tapachula	39,617	39,618	0.0	88,140	85,643	(2.8)
VER	Veracruz	125,404	136,600	8.9	265,929	293,094	10.2
VSA	Villahermosa	101,688	111,403	9.6	223,416	241,389	8.0

US Passenger Traffic, San Juan Airport (LMM)
	February		% Chg	Year to date		% Chg
	2025	2026		2025	2026
SJU Total	1,068,916	1,046,277	(2.1)	2,285,084	2,236,855	(2.1)
Domestic Traffic	956,531	930,447	(2.7)	2,038,167	1,984,093	(2.7)
International Traffic	112,385	115,830	3.1	246,917	252,762	2.4

Colombia Passenger Traffic Airplan
		February		% Chg	Year to date		% Chg
		2025	2026		2025	2026
Domestic Traffic		946,659	990,060	4.6	2,058,454	2,305,744	12.0
MDE	Rionegro	717,098	762,596	6.3	1,547,431	1,770,549	14.4
EOH	Medellin	80,998	79,047	(2.4)	182,290	178,124	(2.3)
MTR	Monteria	106,683	107,089	0.4	241,600	266,415	10.3
APO	Carepa	12,693	13,657	7.6	24,996	28,407	13.6
UIB	Quibdo	23,598	25,893	9.7	51,379	57,770	12.4
CZU	Corozal	5,589	1,778	(68.2)	10,758	4,479	(58.4)
International Traffic		283,772	298,474	5.2	667,903	702,524	5.2
MDE	Rionegro	283,772	298,474	5.2	667,903	702,524	5.2
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,230,431	1,288,534	4.7	2,726,357	3,008,268	10.3
MDE	Rionegro	1,000,870	1,061,070	6.0	2,215,334	2,473,073	11.6
EOH	Medellin	80,998	79,047	(2.4)	182,290	178,124	(2.3)
MTR	Monteria	106,683	107,089	0.4	241,600	266,415	10.3
APO	Carepa	12,693	13,657	7.6	24,996	28,407	13.6
UIB	Quibdo	23,598	25,893	9.7	51,379	57,770	12.4
CZU	Corozal	5,589	1,778	(68.2)	10,758	4,479	(58.4)

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports across the Americas. The Company operates nine airports in southeast of Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia.

ASUR also holds a 60% interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently expanded into airport commercial services through ASUR US, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International, and has a track record of outperforming U.S. commercial revenue benchmarks.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx

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